Domenic J. Dell'Osso, Jr. Executive Vice President and Chief Financial Officer
6100 North Western Avenue Oklahoma City, Oklahoma 73118

July 13, 2018

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:	Cecilia Blye, Chief Daniel Leslie, Staff Attorney Office of Global Security Risk

RE:	Chesapeake Energy Corporation Form 10-K for Fiscal Year Ended December 31, 2017 File No. 1-13726
Ladies and Gentlemen:

This letter sets forth the response of Chesapeake Energy Corporation (the “Company” or “Chesapeake”) to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by letter dated June 29, 2018. We have repeated below the Staff’s comment and followed the comment with the Company’s response.

General

1.
You state on page 10 of the 10-K that sales to Royal Dutch Shell constituted approximately 10% of your total 2017 revenues and that sales to BP PLC constituted approximately 10% and 14% of your total 2016 and 2015 revenues, respectively. In its 20-F filed March 15, 2018, Shell disclosed that it supplies polyols via a Netherlands-based distributor to private sector customers in Syria. In a letter to the staff dated October 12, 2016, BP acknowledged selling aviation fuel to resellers wholly or partially owned by Syrian nationals, as late as mid-2016.

U.S. Securities and Exchange Commission

Syria is designated by the Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria, including contacts with its government, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements.

Response:

Chesapeake has no known past or current contacts, and does not anticipate having any future contacts, with Syria, including contacts with its government, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements.

* * * * *

Should any member of the Staff have a question regarding our response to the comment set forth above, or need additional information, please do not hesitate to call William M. Buergler, our Chief Accounting Officer, at (405) 935-9300, J. David Hershberger, our Corporate Counsel, at (405) 935-3878 or me at (405) 935-6125.

Very truly yours,

/s/ Domenic J. Dell'Osso, Jr.
Domenic J. Dell'Osso, Jr.
Executive Vice President and Chief Financial Officer

cc:	John Reynolds Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission

Clinton W. Rancher Baker Botts L.L.P.